UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 16)

                        First of Michigan Capital Corporation
                                   (Name of Issuer)

                        Common Stock, Par Value $.10 Per Share
                            (Title of Class of Securities)

                                      233326 10 7
                                    (CUSIP Number)
                                       Copy to:

           Robert C. Canfield, Esq.        John F. Marvin, Esq.
           DST Systems, Inc.               Watson & Marshall L.C.
           1055 Broadway, 9th Floor        1010 Grand Avenue, Suite 500
           Kansas City, Missouri 64105     Kansas City, Missouri 64106
           (816) 435-1000                  (816) 842-3132
           FAX: (816) 435-8630             FAX: (816) 842-1247
               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                    March 29, 1996
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

          CUSIP No. 233326 10 7

                                     SCHEDULE 13D


               1. Name Of Reporting Person. Social Security No. or I.R.S. Identification No. of Above Person:

                                  DST Systems, Inc.

               2.   Check The Appropriate Box If A Member Of A Group: (a) (b)

               3.   SEC Use Only

               4.   Source of Funds:              N/A

               5.   Check  Box  If  Disclosure   Of  Legal  Proceedings  Is
                    Required Pursuant To Items 2(d) or 2(e)

               6.   Citizenship Or Place Of Organization:

                    Delaware

               7.   Sole Voting Power:            584,956

               8.   Shared Voting Power:          -----

               9.   Sole Dispositive Power:       584,956

               10.  Shared Dispositive Power:          -----

               11.  Aggregate Amount  Beneficially Owned By  Each Reporting
                    Person:   584,956

               12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

               13.  Percent Of Class Represented By Amount In Row (11)

                    22.0

               14.  Type Of Reporting Person:          Co.

          CUSIP No. 233326 10 7

                           AMENDMENT NO. 16 TO SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

               This Amendment No. 16 to Schedule 13D is filed on behalf of DST Systems, Inc. ("DST") to reflect recent developments in connection with DST's ownership of the common stock, $.10 par value (the "Common Stock"), of First of Michigan Capital Corporation (the "Issuer"). Reference is made to the initial statement on Schedule 13D dated as of April 23, 1982 (the "DST Statement") as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 thereto, dated May 26, 1982, August
          6,  1982, August  30,  1983,  October 27,  1983,  June 26,  1984,
          January 22, 1985, July 9, 1985, August 5, 1985, September 17, 1985, November 19, 1985, March 11, 1986, December 30, 1986,
          January 7, 1993, August 26, 1993 and November 21, 1995, respectively. The DST Statement is hereby further amended and supplemented as follows.

          Item 1.  Security and Issuer.

               The class of equity securities to which this Schedule relates is the common stock, $0.10 par value per share ("Common Stock"), of First of Michigan Capital Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 100 Renaissance Center, 26th Floor, Detroit, Michigan 48243.

          Item 2.  Identity and Background.

               This statement is being filed by DST Systems, Inc., a Delaware corporation ("DST"). The address of the principal business and principal office of DST is 1055 Broadway, Kansas City, Missouri 64105. DST Systems, Inc., a Missouri corporation, was reorganized into DST in August, 1995.

               DST is a financial services corporation engaged directly, or through its subsidiaries and joint ventures, in providing information processing and computer software services and products primarily to mutual fund, insurance providers, banks and other financial services organizations.

               Kansas City Southern Industries, Inc., a Delaware corporation ("KCSI"), reduced its ownership in DST through a primary and secondary public offering of 25,300,000 shares of DST's common stock. DST is no longer a wholly-owned subsidiary of KCSI, and KCSI currently owns approximately 41 percent of DST. In addition, Messrs. A. Edward Allinson and Michael G. Fitt, who are directors of DST, are also directors of KCSI. DST has not entered into any agreements with respect to its management or corporate policies with KCSI. The existence of cumulative voting and the exemption of KCSI from DST's Stockholders' Rights Plan provide KCSI with the potential to effectively control the corporate governance of DST. However, KCSI disclaims control of DST and beneficial ownership of the Issuer's Common Stock as a result of its stock ownership in DST.

               Neither DST nor any of its respective executive officers or directors hereinafter listed has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Each of the officers and directors whose names and business addresses appear below is a U.S. citizen and is principally employed by DST or its affiliates in the capacities shown, except as indicated otherwise. Where no other address is shown below, the business address of the officers and directors of DST is 1055 Broadway, Kansas City, Missouri 64105.

          DST Executive Officers

          Name                          Office

          Thomas A. McDonnell           President/Chief Executive Officer
          Thomas A. McCullough          Executive Vice President
          Morton B. Comer               Senior Vice President
          Robert C. Canfield            Senior    Vice    President/General
          Counsel/Secretary
          James P. Horan                Chief Information Officer
          Kenneth V. Hager              Vice    President/Chief   Financial
          Officer/Treasurer
          Charles W. Schellhorn         President,   Output   Technologies,
          Inc.
          Michael A. Waterford          Group Vice President
          Robert L. Tritt               Group Vice President
          John W. McBride               Group Vice President
          J. Philip Kirk, Jr.           Vice President
          Joan J. Horan                 Vice President
          John T. O'Neal                Vice President
          James H. Reinert              Vice President
          John J. Faucett               Controller
          Michael Winn                  DST   International    Limited,
                                        United Kingdom - Manager

          DST Directors

          Name                     Office

          Thomas A. McDonnell      President/Chief  Executive  Officer  DST
                                   Systems, Inc.
          Thomas A. McCullough     Executive  Vice  President  of  DST
                                   Systems, Inc.
          A. Edward Allinson       Chairman  of  the Board  of  Boston
                                   Financial Data Services
                                   Executive Vice President of State Street
                                   Bank and Trust Company
          Michael G. Fitt          Retired
          M. Jeannine Strandjord   Senior    Vice     President    and
                                   Treasurer, Sprint Corporation
          William C. Nelson        Chairman   of   the   Board,  Chief
                                   Executive Officer and  President of
                                   Boatmen's  First  National  Bank of
                                   Kansas City

          Item 3.  Source and Amount of Funds or Other Consideration.

               The total purchase price for the shares of the Issuer's Common Stock acquired by DST and reported below under Item 5 were financed from the working capital of DST.

          Item 4.  Purpose of Transaction.

               DST has a contractual arrangement with an employee holding 25,000 shares of Common Stock to convey to DST all or a portion of such shares upon termination of such employee's employment under certain conditions.

               DST continues to hold the Common Stock for investment purposes, but reserves the right to exercise any and all rights and privileges as a stockholder of the Issuer in a manner consistent with its own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management, stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or its securities.

               Except as set forth in this schedule herein, DST has no present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, DST reserves the right to change its intentions with respect to such matters.

          Item 5.  Interest in Securities of the Issuer.

               Items 7,  8, 9, 10,  11 and 13 of  the inside cover  page of
          Schedule 13D are hereby incorporated by reference in response to this Item 5.

          Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

               DST currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

          Item 7.  Material to be Filed as Exhibits.

               None.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

               Dated as of April 10, 1996.

                                        DST SYSTEMS, INC.


                                        By: /s/ Robert C. Canfield
                                        Senior Vice-President, General
                                        Counsel and Secretary